                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                  SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 3)

                       JOHN B. SANFILIPPO & SON, INC.
________________________________________________________________________________
                                (NAME OF ISSUER)

                        COMMON STOCK, PAR VALUE $.01
________________________________________________________________________________
                         (TITLE OF CLASS OF SECURITIES)

                                  800422 10 7
                               _______________
                               (CUSIP NUMBER)


                             TIMOTHY R. DONOVAN
                               JENNER & BLOCK
                                ONE IBM PLAZA
                              CHICAGO, IL 60611
                               (312) 222-9350
_______________________________________________________________________________
(NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES AND
 COMMUNICATIONS)

                                     N/A
          ______________________________________________________
          (DATE OF EVENT WHICH REQUIRE FILING OF THIS STATEMENT)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-(b)(3) or (4), check the following box [ ]

                                  SCHEDULE 13D

-------------------------------------------------------------------------------
 CUSIP No. 800422 10 7                                   Page 2 of 8 Pages
-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
    1     NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Marian Sanfilippo
-------------------------------------------------------------------------------
    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP   (a) [ ]
                                                             (b) [ ]
-------------------------------------------------------------------------------
    3     SEC USE ONLY


-------------------------------------------------------------------------------
    4     SOURCE OF FUNDS*

          PF
-------------------------------------------------------------------------------
    5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]

-------------------------------------------------------------------------------
    6     CITIZENSHIP OR PLACE OF ORGANIZATION

          United States

===============================================================================
                     7    SOLE VOTING POWER
    NUMBER OF
                          922,872 (includes (i) 24,500 shares of Class A
     SHARES                       Common Stock held directly by Ms. Sanfilippo,
                                  (ii) 890,220 shares of Class A Common Stock
  BENEFICIALLY                    held by Ms. Sanfilippo as trustee of certain
                                  trusts, and (iii) 8,152 shares of Common
    OWNED BY                      Stock held directly by Ms. Sanfilippo.)

      EACH
                ---------------------------------------------------------------
   REPORTING         8    SHARED VOTING POWER     0
                ---------------------------------------------------------------
     PERSON          9     SOLE DISPOSITIVE POWER
                           922,872
      WITH      ---------------------------------------------------------------
                     10    SHARED DISPOSITIVE POWER   0
===============================================================================

    11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          922,872
-------------------------------------------------------------------------------
    12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
          []
-------------------------------------------------------------------------------
    13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          21.6%
-------------------------------------------------------------------------------
    14    TYPE OF REPORTING PERSON
          IN
-------------------------------------------------------------------------------

                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

ITEM 1.  SECURITY AND ISSUER.

                 This Amendment No. 3 relates to the Common Stock, par value $.01 per share (the "Common Stock"), of John B. Sanfilippo & Son, Inc., a Delaware corporation ("JBSS"), whose principal executive offices are located at 2299 Busse Road, Elk Grove Village, Illinois 60007.

ITEM 2.  IDENTITY AND BACKGROUND.

                 This Amendment No. 3 is being filed by Marian Sanfilippo ("Ms. Sanfilippo"). Ms. Sanfilippo is filing this Statement because, as more fully discussed below, she may be deemed to own more than five percent of the outstanding Common Stock of JBSS.

                 Ms. Sanfilippo's principal occupation is that of housewife and mother. She is a citizen of the United States, and her address where her principal occupation is carried on is P.O. Box 367, Barrington, Illinois 60010.

                 During the last five years, Ms. Sanfilippo has neither: (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor (ii) been a party to a civil proceeding or administrative proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation of such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

                 The 922,872 shares of Common Stock held by Ms. Sanfilippo include (A) 24,500 shares of Class A Common Stock held directly by Ms. Sanfilippo transferred to her by her husband Mr. Sanfilippo for no consideration, (B) 890,220 shares of Class A Common Stock held by Ms. Sanfilippo as trustee of certain trusts, the beneficiaries of which are her children (Ms. Sanfilippo is the trustee not a beneficiary of any of the trusts), and (c) 8,152 shares of Common Stock.

ITEM 4.  PURPOSE OF THE TRANSACTION.

                 On December 10, 1991 JBSS filed a Restated Certificate of Incorporation ("Restated Certificate"). Pursuant to the Restated Certificate, JBSS was recapitalized so that each previously outstanding share of JBSS's Class A Common Stock and Class B Common Stock was split on a 407.61 for 1 basis and converted into either Common Stock or Class A Stock as follows: A) each share of Class A Common and Class B Common Stock held by stockholders listed on pages 2 and 3 of the Restated Certificate was automatically converted into one share of Class A Stock; and B) each share of Class B Common Stock owned by stockholders other than the stockholders listed on pages 2 and 3 of the Restated Certificate was automatically converted into one share of the Common Stock. Each record holder of Class A Stock is entitled at any time to convert any or all of the shares of such holder's Class A Stock into an equal number of shares of Common Stock.

                 Pursuant to the Restated Certificate dated December 10, 1991 and the recapitalization provided for therein, Ms. Sanfilippo acquired 8,152 shares of Common Stock and 965,220 shares of Class A Common Stock, including 965,000 shares of Class A Stock held by Ms. Sanfilippo as trustee of certain trusts, the beneficiaries of which are her children.

                 On May 4, 1993, 75,000 shares of Common Stock of JBSS were sold by Ms. Sanfilippo (as a trustee of and on behalf of certain trusts) in an initial public offering of shares. The 75,000 shares of Common Stock were acquired by Ms. Sanfilippo (as trustee) immediately prior to their sale when she elected (as trustee) to convert 75,000 shares of Class A Common Stock to an equal number of shares of Common Stock pursuant to Part 4(a) of Subdivision II of JBSS's Restated Certificate of Incorporation. After the sale of such stock, Ms. Sanfilippo received 24,500 shares of Class A Common Stock from her husband Mr. Sanfilippo which she now holds directly. Ms. Sanfilippo is deemed to be the beneficial owner of 922,872 shares of Common Stock.

                 The shares of Common Stock and Class A Stock acquired by Ms. Sanfilippo, were acquired for investment purposes and not with any view to the resale or distribution thereof.

                 Except as described in this statement, the trust agreement and as may result from or in connection with the Restated Certificate, Ms. Sanfilippo has no plans or proposals which relate to or would result in:

(a) The acquisition by any person of additional securities of JBSS, or the disposition of securities of JBSS;

(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving JBSS or any of its subsidiaries;

(c) A sale or transfer of a material amount of assets of JBSS or any of its subsidiaries;

(d) Any change in the present board of directors or management of JBSS, including any plans or proposals to change the number of terms of directors or to fill any existing vacancies on the board;

(e) Any material change in the present capitalization or dividend policy of JBSS;

(f)      Any other material change in JBSS's business or corporate structure;

(g) Changes in JBSS's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of JBSS by any person;

(h) Causing a class of securities of JBSS to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) A class of equity securities of JBSS becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

(j)      Any action similar to any of those enumerated above.

                 The possible activities of Ms. Sanfilippo are subject to change at any time, and there can be no assurance that Ms. Sanfilippo will actually convert her Class A Common Stock of JBSS to Common Stock of JBSS pursuant to the Restated Certificate or otherwise take or refrain from taking any other actions. Ms. Sanfilippo reserves the right to, among other things, purchase or dispose of shares of Class A Stock or Common Stock and/or other securities of JBSS.

                 The summaries contained herein of the Restated Certificate and the Trust Agreement are qualified in their entirety by the provisions of such documents.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

                 (a) As a result of the filing of the Restated Certificate, the recapitalization, and the other related transactions Ms. Sanfilippo is the beneficial owner (as the term is defined in Rule 13d-3 under the Securities Act of 1934) of an aggregate of 992,872 shares of JBSS Common Stock. Ms. Sanfilippo's ownership represents 17.3% of the outstanding shares of Class A Common Stock and 21.6% of the voting stock (other than the election of directors).

                 (b) Ms. Sanfilippo has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 8,152 shares of Common Stock and 24,500 shares of Class A Stock owned directly by Ms. Sanfilippo and the 965,220 shares of Class A Stock, or, if converted, Common Stock over which she is deemed to possess beneficial ownership.

                 (c) On April 26, 1993 Ms. Sanfilippo as Trustee for the benefit of Lisa Ann Evon, formerly known as Lisa Ann Sanfilippo, transferred Class A Common Stock from a Trust for the benefit of Lisa Ann Evon, under the Jasper Sanfilippo Children's Trust Agreement dated March 6, 1990 to the Lisa Sanfilippo Irrevocable Trust dated January 21, 1993. The Lisa Sanfilippo Irrevocable Trust has 178,044 Class A Common shares. On October 8, 1996, Ms. Sanfilippo as trustee for the benefit of Jasper B. Sanfilippo, Jr.; James J. Sanfilippo; John E. Sanfilippo; and Jeffrey T. Sanfilippo under the Jasper Sanfilippo Children's Trust Agreement dated March 6, 1990 merged the preceding four trusts and all of their assets including 178,044 Class A Common shares in each trust into the Jasper B. Sanfilippo, Jr. Irrevocable Trust; the James J. Sanfilippo Irrevocable Trust; the John E. Sanfilippo Irrevocable Trust; and the Jeffrey T. Sanfilippo Irrevocable Trust each dated October 8, 1996 (the "Trust Agreements"). No transactions involving Class A Common Stock or Common Stock of JBSS were effected by Ms. Sanfilippo during the past sixty days.

                 (d)      Pursuant to the Trust Agreement referred to in this
Item 5, of which Ms. Sanfilippo is trustee, the beneficiaries of the respective trusts may receive dividends from, or the proceeds from the sale of that portion of the securities referenced herein which is the property of the respective trusts.

                 (e)      Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

                 Pursuant to the Restated Certificate, among other things:

                 (i) So long as there is Class A Common Stock outstanding, holders of Common Stock and Class A Common Stock will vote together as one class with respect to all matters to be voted on by JBSS's stockholders, except
(a) as required by law; (b) in connection with the election of any directors or class of directors elected by any series or class of preferred stock; (c) the holders of Common Stock and any class or series of preferred stock granted the right to so vote, voting together as a separate class and excluding the holders of Class A Common Stock, are entitled to elect a number of directors equal to one-fourth (1/4) of the total number of directors constituting the entire Board of Directors while the holder of Class A Common Stock are entitled to elect the rest of the directors;

                 (ii) Each record holder of Class A Common Stock is entitled at any time to convert any or all of the shares of such Class A Common Stock into an equal number of shares of Common Stock;

                 (iii) Upon the sale, assignment, pledge or other transfer of any shares or any interest in shares of Class A Common Stock, other than a "Permitted Transfer" as described in Part 4(b) of Subdivision 11 of the Restated Certificate, all such transferred shares of Class A Common Stock will be automatically converted into an equal number of shares of Common Stock;

                 (iv) All outstanding shares of Class A Common Stock will be automatically converted into an equal number of shares of Common Stock upon the date on which the number of outstanding shares of Class A Common Stock constitutes less than 12.5% of the total number of outstanding shares of Common Equity.

                 Ms. Sanfilippo is the trustee of five trusts. As the trustee under these trusts Ms. Sanfilippo has the authority to vote, or to direct the vote, and to dispose, or to direct the disposition of the 890,220 shares of Class A Common Stock held in aggregate by the trusts. The following table more specifically describes each trust by identifying the name of the trust, the grantor and the beneficiary of the trust (which, with respect to a particular trust, are the same person), and the number of shares of Class A Common Stock held by each trust. Ms. Sanfilippo is the mother of the beneficiary under each trust.


              Trust                     Grantor and Beneficiary            Number of Shares
============================================================================================
 James J. Sanfilippo Irrevocable
 Trust, dated October 8, 1996                  James J. Sanfilippo             178,044

 Jasper B. Sanfilippo Irrevocable
 Trust, dated October 8, 1996                  Jasper B. Sanfilippo            178,044

 Lisa Sanfilippo Irrevocable                   Lisa Ann Evon
 Trust, dated January 21, 1993          (formerly Lisa Ann Sanfilippo)         178,044

 Jeffrey T. Sanfilippo Irrevocable
 Trust, dated October 8, 1996                  Jeffrey T. Sanfilippo           178,044

 John E. Sanfilippo Irrevocable
 Trust, dated October 8, 1996                  John E. Sanfilippo              178,044


The beneficiary under each trust is paid the income of the trust, including that derived from shares of Class A Common Stock, and so much of the principal of the trust, including shares of Class A Common Stock, as Ms. Sanfilippo, as trustee, determines to be required or advisable based on certain criteria. The beneficiary under each trust has the right to receive the shares of JBSS held in trust under certain circumstances as provided in the respective trust agreements. Currently, the percentage of the shares of JBSS held in trust for the respective beneficiaries does not exceed five percent of the total number of outstanding shares of Common Stock.

                 Jasper B. Sanfilippo Jr., Lisa Ann Evon and Jeffrey T. Sanfilippo each have pledged 178,044 shares of JBSS Class A Common Stock, as beneficiaries under their trust agreements, to the Northern Trust Company to secure for each a separate $400,000 secured revolving line of credit. The Northern Trust Company is entitled, upon default by a beneficiary under the credit agreements to sell the shares of Class A Common Stock pledged to it by the defaulting beneficiary in order to satisfy the defaulting beneficiary's loan obligations.

                 In addition, James Sanfilippo and John Sanfilippo each pledged 178,044 shares of JBSS Class A Common Stock as beneficiaries under their trust agreements to First Star Bank Illinois to secure personal and business loans totaling in the aggregate $2,500,000. First Star Bank Illinois is entitled, upon a default by John Sanfilippo or James Sanfilippo under the loan agreements to sell the pledged shares of Class A Common Stock.

                 The foregoing brief summary of the Restated Certificate and the Trust Agreements do not purport to be complete and it is qualified in its entirety by the terms and conditions set forth in the Restated Certificate and the Trust Agreements.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

(i) Trust Agreement between Jasper B. Sanfilippo, as grantor and beneficiary, and Mr. Sanfilippo as trustee, dated October 6, 1996.

(ii) Trust Agreement between Jeffrey T. Sanfilippo, as grantor and beneficiary, and Mr. Sanfilippo as trustee, dated October 6, 1996.

(iii) Trust Agreement between John E. Sanfilippo, as grantor and beneficiary, and Mr. Sanfilippo as trustee, dated October 6, 1996.

(iv) Trust Agreement between James J. Sanfilippo, as grantor and beneficiary, and Mr. Sanfilippo as trustee, dated October 6, 1996.

                                   SIGNATURE

                          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   September 23, 1997

                               /s/ Marian Sanfilippo
                               ----------------------------------------------
                               Marian Sanfilippo

                                 EXHIBIT INDEX
                                 -------------

Exhibit
Number                    Document
------                    --------

1. Trust Agreement between Jasper B. Sanfilippo, as grantor and beneficiary, and Mr. Sanfilippo as trustee, dated October 6, 1996.

2. Trust Agreement between Jeffrey T. Sanfilippo, as grantor and beneficiary, and Mr. Sanfilippo as trustee, dated October 6, 1996.

3. Trust Agreement between John E. Sanfilippo, as grantor and beneficiary, and Mr. Sanfilippo as trustee, dated October 6, 1996.

4. Trust Agreement between James J. Sanfilippo, as grantor and beneficiary, and Mr. Sanfilippo as trustee, dated October 6, 1996.